UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _________

Commission file number 000-32891

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

1ST CONSTITUTION BANK 401(k) RETIREMENT SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Constitution Bancorp
2650 Route 130
Cranbury, New Jersey 08512

1st Constitution Bank 401(k) Retirement Savings Plan Financial Statements and Supplementary Information December 31, 2019 and 2018

Table of Contents
December 31, 2019 and 2018
Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplementary Information

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	12

Signatures	13

Report of Independent Registered Public Accounting Firm

The Board of Directors, Audit Committee, Management and Plan Participants
1st Constitution Bank 401(k) Retirement Savings Plan
Cranbury, New Jersey

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the 1st Constitution Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP
We have served as the Plan’s auditor since 2018.
Peachtree Corners, Georgia
June 09, 2020

1st Constitution Bank 401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2019 and 2018
	2019	2018
Assets
Investments, at fair value	$15,253,836	$11,466,105
Cash	—	6,521
Notes receivable from participants	381,590	351,995
Total assets	15,635,426	11,824,621
Liabilities	—	—
Net assets available for benefits	$15,635,426	$11,824,621

See notes to financial statements

1st Constitution Bank 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions to Net Assets Attributed to
Investment income gain:
Net appreciation in fair value of investments	$2,542,381
Interest and dividends	240,483

Net investment gain	2,782,864

Interest income on notes receivable from participants	19,844

Contributions:
Participant	1,096,567
Employer	347,518
Rollovers	348,393

Total contributions	1,792,478

Total additions	4,595,186

Other Deductions from Net Assets Attributed to
Benefits paid to participants	(719,611)
Administrative expenses	(64,770)

Total deductions	(784,381)

Net increase in net assets available for benefits	3,810,805

Net Assets Available for Benefits
Beginning of year	11,824,621

End of year	$15,635,426

See notes to financial statements

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

1.	Description of the Plan

The following description of the 1st Constitution Bank 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of 1st Constitution Bank (the “Company” or “Sponsoring Employer”) who have completed 6 months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

1st Constitution Bank acquired Shore Community Bank in 2019. The Plan was amended effective November 8, 2019, in order to grant predecessor service credit for participants who were employed with Shore Community Bank. Participants of the Shore Community Bank 401(k) Profit Sharing Plan were immediately eligible for participation in the Plan.

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined by the Plan up to the maximum limits of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from certain qualified defined benefit or defined contribution plans (rollovers). The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participant contributions to the Plan are recorded in the period that payroll deductions are made from participants. The Company contributes a matching contribution of up to 3 percent of eligible participant compensation, as defined by the Plan. Matching Company contributions are recorded in the same period as participant contributions. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants are fully vested after three years of credited service, as follows:

Years of Service	Percentage

1 year	0%
2 years	50%
3 years	100%

A year of service for vesting will be determined on the basis of the hours of service method. The participant is credited with a year of service for vesting purposes upon completion of 1,000 hours of service during the Plan year.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Borrowings are secured by the balance in the participant's account and bear an interest rate ranging from 4.25% to 6.50% at December 31, 2019. Principal and interest is paid ratably through bi-weekly payroll deductions. Terms range from one to five years or greater for the purchase of a primary residence. The number of outstanding loans that a participant can have at one time is two loans.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum. If the balance is equal to or greater than $5,000, the participant may elect to defer payment. In addition, the Plan allows for withdrawals for employees over 59 ½ and hardship distributions if certain criteria are met.

Forfeited Accounts

At December 31, 2019 and 2018, forfeited non-vested accounts totaled $645 and $20,960, respectively. The forfeiture account is used to offset Plan expenses or future Company matching contributions. During 2019, $25,828 was used to reduce Company matching contributions and $6,029 was used to reduce Plan administrative expenses.

Cash Account

At December 31, 2019 and 2018, a cash account balance of $0 and $6,521, respectively, was in a non-interest bearing cash account.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan.
Administration of Plan Assets
The Plan’s assets are administered under a contract with Principal Trust Company (Principal), as the record keeper. Delaware Charter Guarantee & Trust, conducting business as Principal Trust Company acts as the custodian and trustee of the Plan. The custodian invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company.
Prior to March 7, 2019, the Plan’s assets were administered under a contract with Newport Group as the record keeper of the Plan. Newport Trust Company was the prior custodian and trustee of the Plan.
Payment of Benefits
Benefits are recorded when paid.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

3.    Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:
Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.
Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.
Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018. There were no transfers of investments between Level 1 and Level 2 during the years ended December 31, 2019 and 2018. The Plan held no Level 3 investments during 2019 or 2018.
Shares of registered investment companies are valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.
The Common Collective Trust Fund is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the Common Collective Trust Fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan’s investment in the Common Collective Trust Fund is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the Common Collective Trust Fund at December 31, 2019 and 2018.
Through March 7, 2019, the 1st Constitution Bank Unitized Stock Fund was a fund available to the participants to direct their contributions into. The 1st Constitution Bank Unitized Stock Fund was a unitized fund that fluctuated directly with the value of the securities held in the fund, primarily consisting of 1st Constitution Bancorp Common Stock. The NAV per unit was primarily derived from the Company’s close prices as reported on NASDAQ on the last business day of the Plan year based on the unit equivalent number of shares. In addition, the fund included short-term investments in a money market account.

Effective March 8, 2019, all unitized shares that were held in the fund were transferred to shares of 1st Constitution Bancorp Common Stock. Investments in common stock are stated at fair value based upon quoted market prices at year-end.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Registered investment companies	$11,737,706	$—	$—	$11,737,706
1st Constitution Bancorp Stock	2,965,034	—	—	2,965,034
Total investments in fair value hierarchy	$14,702,740	$—	$—	14,702,740

Investments measured at net asset value (a)				551,096
Total investments at fair value				$15,253,836

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment companies	$8,359,226	$—	$—	$8,359,226
1st Constitution Bancorp Unitized Stock Fund	—	2,464,961	—	2,464,961
Total investments in fair value hierarchy	$8,359,226	$2,464,961	$—	10,824,187

Investments measured at net asset value (a)				641,918
Total investments at fair value				$11,466,105

(a)
Certain investments measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy but are included to permit reconciliation of the fair value hierarchy to the investment line item presented in the Statement of Net Assets Available for Benefits.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

4.	Related Party Transactions/Party-in-Interest

The Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions. Principal, as the record keeper, is the administrator of these transactions.
Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
At December 31, 2019, the Plan held 133,982 shares of 1st Constitution Bancorp Stock, with a cost basis of $2,489,031 and a fair value of $2,965,034. Purchase transactions and sales proceeds recorded for 1st Constitution Bancorp Stock during 2019 aggregated, $584,375.
At December 31, 2018, the Plan held 254,657 units of 1st Constitution Bancorp Unitized Stock Fund, with a cost basis of $1,547,640, and a fair value of $2,464,961.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Company contributions.

6.	Tax Status

The Plan was based on the Volume Submitter Profit Sharing Plan with CODA (Volume Submitter with CODA) sponsored by Newport Group, Inc. from January 1, 2016 through March 7, 2019 . The IRS had opined and informed Newport Group, Inc. with an opinion letter dated March 31, 2014, that the Volume Submitter with CODA was designed in accordance with applicable sections of the IRC. Effective March 8, 2019, the Plan is based on the Volume Submitter Profit Sharing Plan (Volume Submitter) of Principal Life Insurance Company, which received an opinion letter from the IRS dated August 8, 2014, stating that the Volume Submitter is designed in accordance with the provisions of the IRC. Although the Plan has been amended since the date of the opinion letters, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, the Plan administrator believes that the Plan was qualified, and the related trust was tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

As of December 31, 2019 the Plan had investments of $2,965,034 and $2,909,865, that were concentrated in 1st Constitution Bancorp Stock and the Fidelity 500 Index Fund, respectively.

8.	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 9, 2020, and has determined that, except for the matters noted below, no significant events occurred after December 31, 2019, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

The 2019 novel Coronavirus (or COVID-19) has affected, and may continue to affect, economic activity globally, nationally and locally. Following the COVID-19 outbreak, the values of investment securities have been subject to significant volatility. Economic and market conditions and other effects of the COVID-19 outbreak may continue to affect the Plan. The extent of the impact of the COVID-19 outbreak on the Plan’s investments and the amounts reported in the 2019 statement of net assets cannot be predicted at this time.

On March 27, 2020, President Trump signed the Coronavirus Aid, Relief and Economic Security Act (CARES Act).  Plans are permitted to adopt these provisions immediately provided the Plan document is retroactively amended on or before December 31, 2022.  Plan management has elected to adopt the following provisions:

•
For coronavirus-related distributions made before December 31, 2020, to qualified individuals, as defined in the CARES Act, the maximum distribution is the lesser of the vested portion of the participant's account balance in the Plan or $100,000.  In addition, for active employees, a coronavirus-related distribution may be repaid at any time during a three-year period beginning on the day after the date on which the distribution was received.

•
For qualified individuals with outstanding loans, loan repayments during the period March 27, 2020 through December 31, 2020, may be suspended for a 12-month period.  The term of the loan will be extended by one year to accommodate the suspension period.  Subsequent repayments will be adjusted to include accrued interest during the delay period.

•	Required minimum distributions are suspended in 2020.

1st Constitution Bank 401(k) Retirement Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-2937245 Plan Number: 001
December 31, 2019
				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

	Registered investment company	American Funds American Balanced	N/R	$326,210
	Registered investment company	Lord Abbett Bond Debenture Fund	N/R	244,159
	Registered investment company	American Funds EuroPacific Growth	N/R	314,813
	Registered investment company	American Funds New Perspective	N/R	325,447
	Registered investment company	William Blair Small Mid-Cap Growth	N/R	624,231
	Registered investment company	Franklin Growth Series	N/R	1,038,071
	Registered investment company	Fidelity 500 Index Fund	N/R	2,909,865
	Registered investment company	Oppenheimer Developing Markets	N/R	474,043
	Registered investment company	Pimco Total Return	N/R	265,288
	Registered investment company	Delaware Value	N/R	366,945
	Registered investment company	T Rowe Price Mid-Cap Value	N/R	528,862
	Registered investment company	State Street Target Retirement K Fund	N/R	194,221
	Registered investment company	State Street Target Retirement 2015 K Fund	N/R	72,431
	Registered investment company	State Street Target Retirement 2020 K Fund	N/R	362,557
	Registered investment company	State Street Target Retirement 2025 K Fund	N/R	969,683
	Registered investment company	State Street Target Retirement 2030 K Fund	N/R	871,332
	Registered investment company	State Street Target Retirement 2035 K Fund	N/R	376,959
	Registered investment company	State Street Target Retirement 2040 K Fund	N/R	391,880
	Registered investment company	State Street Target Retirement 2045 K Fund	N/R	181,425
	Registered investment company	State Street Target Retirement 2050 K Fund	N/R	280,303
	Registered investment company	State Street Target Retirement 2055 K Fund	N/R	146,538
	Registered investment company	State Street Target Retirement 2060 K Fund	N/R	19,941
	Registered investment company	Fidelity Small Cap Index	N/R	452,502
	Common Collective Trust Fund	Wells Fargo Stable Value Fund	N/R	551,096
*	1st Constitution Bancorp Stock	Common Stock	N/R	2,965,034
*	Participant Note Receivables	Interest rates: 4.25%-6.50% with	—	381,590
		maturities from 1 year to 5 years.

				$15,635,426

*	Party-in-interest transactions as defined by ERISA
	N/R - Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1ST CONSTITUTION BANK 401(k) RETIREMENT PLAN
(Name of Plan)

DATE: June 9, 2020	By:	/s/ Dorine M. Nicol
Dorine M. Nicol
Sr. Vice President/Human Resources Director

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm